RECEIVED

2008 FEB 12 P 1:21

08000690

Av Industrial 675
Lima 1 Perú

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

T 511 336 7070
F 511 336 8331

Lima, February 7th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

List of our shareholders as of January 31th. had a participation higher than 5% of the shares with right to vote:

La Positiva Vida Seguros y Reaseguros S.A.	9.46%
RI-FONDO 3 (Prima AFP)	8.31%
HO-FONDO 2 (Horizonte AFP)	6.58%
Horseshoe Bay Limited	6.46%
IN-FONDO 3 (Integra AFP)	6.34%

Truly Yours,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

www.ferreyros.com.pe

Av Industrial 675
Lima 1 Perú

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

T 511 336 7070
F 511 336 8331

Lima, February 7th,2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of January 31th , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

FERREYROS S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

RECEIVED
2008 FEB 12 P 1:21

www.ferreyros.com.pe

Ferreyros | 85

FERREYROS S.A.A.

Jueves, 07 de Febrero de 2008

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: ENERO - 2008

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 305,226,504
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre Denominación	Coc Cavli	Nro Acciones	Porcentaje	Nemónico
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,530,746	0.501511	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	1,640,524	0.537478	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,251,030	0.737495	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	15,016,774	4.919879	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	1,769,077	0.579595	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	1,898,216	0.621904	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	2,956,286	0.968555	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	4,575,300	1.498985	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,619,829	0.530697	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	3,306,796	1.083391	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	9,147,893	2.997083	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	28,870,228	9.458624	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	11,381,735	3.728947	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A.	00771283	6,796,203	2.226610	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	1,614,068	0.528810	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,703,162	0.557999	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod Cavli	Nro Acciones	Porcentaje	Nemonico
PJ	Otro 048000875	CREDICORP LTD.	00305943	3,172,059	1.039248	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	12,634,141	4.139267	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	2,081,946	0.682099	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	19,364,617	6.344343	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	20,086,427	6.580827	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	25,352,728	8.306201	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	11,136,400	3.648569	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	19,729,876	6.464011	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	12,590,098	4.124838	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	4,827,189	1.581510	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	12,521,418	4.102336	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	12,173,848	3.988464	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	14,622,042	4.790554	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

END